Filed by Coca-Cola Enterprises Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Coca-Cola Enterprises Inc.
Commission File No.: 001-09300

John Brock Blog Entry
March 15, 2010

Are You Ready for a Bold, Brave New World?

Hello everyone. This is my first blog since our major announcement with The Coca-Cola Company on February 25. For over a year, both the leadership teams of CCE and The Coca-Cola Company (TCCC) have met regularly to discuss what improvements – including possible changes to the business structure – would best meet changing marketplace needs, particularly in North America.  We are confident that this transaction – which will fundamentally restructure our business in both North America and Western Europe – will create value for our employees, our shareowners and our customers.

In North America, Coca-Cola Refreshments will combine our U.S. and Canadian operations, Coca-Cola North America’s hot-fill operations and fountain/foodservice business, as well as The Minute Maid Company.  This will be a premier consumer goods company of more than 70,000 employees with annual sales of more than $23 billion. It will enable the North American operations of the Coca-Cola system to truly become world-class and to compete to win in this critical market.

For CCE, our business will have an even greater presence in Western Europe through our purchase of TCCC’s Norway and Sweden bottling operations. We will also have the opportunity to expand our footprint into Germany. It’s clear that we will have a growth business in Europe based on the solid business model and leading brands, as well as the relatively lower per capita consumption of Coca-Cola products as compared to North America.

2009 was undoubtedly the best year in CCE’s history with earnings per share up over 20%, and our share price rising 75% in a market where share price indexes rose about 25%.  Because of these accomplishments, we found ourselves in a position to make this deal with confidence and strength.

Moving forward, we must keep in mind that there are several regulatory steps and a shareowner vote before the transaction is finalized.  We expect this to happen in the fourth quarter, so it is critical that we continue to focus on our business and deliver our 2010 plan.

On that note, we recently held a productive global leadership meeting for the 200 senior leaders of CCE.  We were able to gather immediately following the announcement,  providing us with the perfect opportunity to talk candidly about the decisions leading up to the transaction, what it means for us and what we need to do going forward. The tone of the meeting and the leadership team was very positive, and there is a high level of confidence in the rationale and timing of the transaction.  During the meeting, we also recognized our President’s Club and Golden Crown Award winners, in addition to volunteering at a local youth center and community garden in Miami.

Before I close, I would like to make a comment on the way we conducted this transaction.  In sharp contrast to our competitor, we worked closely with TCCC to create a deal that we all agreed to – one that will benefit the entire Coca-Cola system, focused on a smooth transition and will create value for all our stakeholders.

I know that some of you may be apprehensive and concerned about the future.  Change always provides opportunities; however, my advice and counsel to you is to continue working hard and focusing on what you do.  This is our chance to excel. So my question to you is, are you ready for a bold, brave new world?

DISCLAIMER:
IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction and required shareowner approval, the Company will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the shareowners of the Company after the registration statement is declared effective. The registration statement has not yet become effective.

SHAREOWNERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareowners may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the Company at the SEC's web site at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company's internet website at www.cokecce.com under the tab "Investor Relations" or by contacting the Investor Relations Department of Coca-Cola Enterprises at 770-989-3246.

PARTICIPANTS IN THE SOLICITATION
The Company and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction. Information regarding the interests of such directors and executive officers was included in the Company's Proxy Statement for its 2010 Annual Meeting of Shareowners filed with the SEC March 5, 2010 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC's web site at www.sec.gov and from the Company on its web site or by contacting the Shareowner Relations Department at the telephone numbers above.